TEVA AND ANTARES PHARMA ANNOUNCE LAUNCH OF GENERIC IMITREX®
IN THE UNITED STATES

Jerusalem and Ewing, NJ, June 27, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) and Antares Pharma, Inc. (NASDAQ:ATRS) today announced the launch of the generic equivalent to Imitrex®1 (sumatriptan succinate) injection, 4 mg and 6 mg single-dose, prefilled syringe autoinjectors, in the U.S. Sumatriptan injection is used to treat acute migraine with or without aura, and acute cluster headaches in adults. Sumatriptan injection is self-administered subcutaneously into the back of arm or outer thigh.

Approximately 36 million people in the U.S. suffer from migraine and its various characteristics. According to the American Migraine Study II, 85 percent of respondents experience throbbing pain, 80 percent experience sensitivity to light, 76 percent experience sensitivity to sound and 73 percent experience nausea.

“We are pleased to add sumatriptan injection to our growing portfolio through our successful partnership with Antares,” stated Siggi Olafsson, President and CEO, Global Generic Medicines, Teva. “This achievement demonstrates our ability to leverage our leadership in the pharmaceutical industry, and our ongoing commitment to our patients, customers and the communities that we serve.”

Teva remains committed to strengthening its presence in the treatment of migraine and its generic injectable business globally. Teva continues investment in new, and higher-value generic injectable products. With approximately 370 generic medicines available, Teva has the largest portfolio of FDA-approved generic products and continues to bring new products to market for the patients who need them.

“We are delighted to offer this product to patients in the United States through our partner, Teva,” said Robert F. Apple, President and CEO, Antares Pharma.  “With the approval and launch of sumatriptan injection, we remain optimistic on progress of our other combination product development programs with Teva, which are currently under FDA review.”

Sumatriptan injection had annual sales of approximately $183 million in the United States, according to IMS data as of March 2016.

About Sumatriptan Injection
Sumatriptan injection is indicated in adults for the acute treatment of migraine, with or without aura, and the acute treatment of cluster headache. Use only if a clear diagnosis of migraine or cluster headache has been established. If a patient has no response to the first migraine or cluster headache attack treated with sumatriptan injection, reconsider the diagnosis before sumatriptan injection is administered to treat any subsequent attacks. Sumatriptan injection is not indicated for the prevention of migraine or cluster headache attacks.

Important Safety Information
Sumatriptan injection is contraindicated in patients with: ischemic coronary artery disease or coronary artery vasospasm, including Prinzmetal’s angina; Wolff-Parkinson-White syndrome or other cardiac accessory conduction pathway disorders; history of stroke or transient ischemic attack (TIA) or history of hemiplegic or basilar migraine; peripheral vascular disease; ischemic bowel disease; uncontrolled hypertension; recent use (i.e., within 24 hours) of ergotamine-containing medication, ergot-type medication, or another 5-HT1 agonist; concurrent administration of a MAO-A inhibitor or recent (within 2 weeks) use of an MAO-A inhibitor; hypersensitivity to sumatriptan; or severe hepatic impairment.

Serious adverse reactions associated with the use of sumatriptan or 5-HT1 agonists include: myocardial ischemia/infarction, Prinzmetal’s angina; arrhythmias; chest, throat, neck and/or jaw pain/tightness/pressure; cerebral hemorrhage, subarachnoid hemorrhage, and stroke; peripheral vascular ischemia, gastrointestinal vascular ischemia/infarction, splenic infarction, and Raynaud’s syndrome; medication overuse headache; serotonin syndrome; significant elevation in blood pressure; anaphylactic/anaphylactoid reactions; and seizures.

In clinical trials, the most commonly reported adverse reactions (5% and > placebo) for sumatriptan injection were injection site reactions, tingling, dizziness/vertigo, warm/hot sensation, burning sensation, feeling of heaviness, pressure sensation, flushing, feeling of tightness, and numbness.

For more information, please see the accompanying Full Prescribing Information.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

About Antares Pharma

Antares Pharma focuses on self-administered parenteral pharmaceutical products. The Company’s product, OTREXUP™ (methotrexate) injection for subcutaneous use, is approved in the U.S. for the treatment of adults with severe active rheumatoid arthritis, children with active polyarticular juvenile idiopathic arthritis and adults with severe recalcitrant psoriasis. Antares Pharma is also developing QuickShot® Testosterone for testosterone replacement therapy, and has recently received a therapeutically equivalent approval from the U.S. Food and Drug Administration for VIBEX® Sumatriptan USP for the acute treatment of migraine and cluster headache. The Company’s technology platforms include VIBEX® disposable auto injectors, disposable multi-use pen injectors and reusable needle-free injectors. Antares Pharma has a multi-product deal with Teva Pharmaceutical Industries, Ltd. that includes VIBEX® epinephrine, exenatide multi-dose pen, and teriparatide multi-dose pen. Our reusable needle-free injector for use with human growth hormone (hGH) is sold worldwide by Ferring B.V. The Company is also working with AMAG Pharmaceuticals on a subcutaneous method of administering Makena, a progesterone product indicated for use in lowering the risk of pre-term birth. For more information, visit www.antarespharma.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

ANTARES PHARMASAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks and uncertainties that can cause actual results to differ materially from those described. Factors that may cause such differences include, but are not limited to: market acceptance and the amount of revenue from VIBEX® Sumatriptan Injection USP in the United States; the timing and results of the phase 3 studies for QuickShot® Testosterone (QS T) and acceptance of the data by the U.S. Food and Drug Administration (“FDA”); the timing and Company’s ability to successfully complete a New Drug Application (“NDA”) for QS T, acceptance of the NDA for QS T by the FDA and approval of the same by the FDA; Pharmaceutical Industries, Ltd.’s (Teva) ability to adequately and timely respond to the Complete Response Letter received from the FDA for the VIBEX® epinephrine pen Abbreviated New Drug Application (“ANDA”) and approval by the FDA of the same, the timing and therapeutic equivalence rating thereof, and any future purchase orders and revenue pre or post FDA approval;; the outcome of the pending patent litigation between Teva and Eli Lilly and Company regarding the Teriparatide multi-dose pen; the timing and approval, if any, by the FDA of Teva’s ANDA for the Teriparatide multi-dose pen and any future revenue resulting therefrom; the outcome of the pending patent litigation between Teva and AstraZeneca regarding the Exenatide multi-dose pen; FDA action with respect to Teva’s ANDA filed for the Exenatide pen and future revenue from the same; continued growth of prescriptions and sales of OTREXUP™; the timing and results of the development project with AMAG Pharmaceuticals for an auto injector for Makena; the timing and results of research projects, clinical trials, and product candidates in development; actions by the FDA or other regulatory agencies with the respect to the Company’s products or product candidates of its partners; continued growth in product, development, licensing and royalty revenue; the Company’s ability to obtain financial and other resources for its research, development, clinical, and commercial activities and other statements regarding matters that are not historical facts, and involve predictions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed in or implied by such forward-looking statements. In some cases you can identify forward-looking statements by terminology such as ''may’’, ''will’’, ''should’’, ''would’’, ''expect’’, ''intend’’, ''plan’’, ''anticipate’’, ''believe’’, ''estimate’’, ''predict’’, ''potential’’, ''seem’’, ''seek’’, ''future’’, ''continue’’, or ''appear’’ or the negative of these terms or similar expressions, although not all forward-looking statements contain these identifying words. Additional information concerning these and other factors that may cause actual results to differ materially from those anticipated in the forward-looking statements is contained in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, and in the Company’s other periodic reports and filings with the Securities and Exchange Commission. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this press release. All forward-looking statements are based on information currently available to the Company on the date hereof, and the Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

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[1]	Initrex® is a registered trademark of GSK group of companies.